Sean Graber

Partner

+1.215.963.5598

sean.graber@morganlewis.com

March 15, 2024

FILED AS EDGAR CORRESPONDENCE

Re:	Delaware Wilshire Private Markets Fund (File Nos. 333-249834 and 811-23561) and Delaware Wilshire Private Markets Tender Fund (File Nos. 333-265303 and 811-23562)

Dear Messrs. Worthington and Parachkevov:

On behalf of our clients, Delaware Wilshire Private Markets Fund (the “Auction Fund”) and Delaware Wilshire Private Markets Tender Fund (the “Tender Offer Fund” and, together with the Auction Fund, the “Funds”), this letter responds to the additional comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone regarding the Funds’ definitive proxy statements on Schedule 14A and related materials (together, the “Proxy Materials”), which were filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on March 1, 2024. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1.	Comment. We understand a transaction is expected to close on or about April 1, 2024 whereby (i) the Funds’ current investment adviser will be replaced by their current sub-adviser, and (ii) money from new subscriptions from clients of a discretionary registered investment adviser (the “RIA”) will be used to repurchase the current adviser’s shares in the Auction Fund pursuant to a tender offer to all current shareholders, including the adviser and its affiliates (the “Transaction”). Please provide to the Staff supplementally your views as to:

(a) whether the change in the Funds’ investment adviser should be disclosed in a post-effective amendment or registration statement filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “1933 Act”), that becomes effective prior to the closing of the Transaction, or whether such information may be disclosed in a supplement to the registration statement filed under Rule 424(b)(3) under the 1933 Act.

Response. It has been long understood that registered investment companies may keep their registration statements current by disclosing certain information in a supplement to their registration statements. Since at least the early 1980s, the SEC and its staff have acknowledged the widespread industry practice of updating registration statements and disclosing new information concerning a fund via sticker or supplement. For example, in the 1981 release re-proposing Rule 415 under the 1933 Act, in response to comments that current industry practice was to use stickers to disclose material developments, the SEC noted that it was “aware that staff practice concerning the filing of post-effective amendments and stickers . . . has been somewhat flexible depending on the nature of the information to be disclosed or modified and the ability to reflect that information in a . . . sticker to the prospectus.”1

[1]	See Proposing Release: Delayed or Continuous Offering and Sale of Securities, Investment Company Act Release No. 11890 (Aug. 5, 1981).

Morgan, Lewis & Bockius llp 2222 Market Street Philadelphia, PA 19103-3007 United States	+1.215.963.5000 +1.215.963.5001

Timothy Worthington, Esq.

Asen Parachkevov, Esq.

March 15, 2024

Until 2020, closed-end funds, like the Funds, were required to file stickers under Rule 497 of the 1933 Act, not the more flexible Rule 424. In 2020, following the Offering Reform for Closed-end Investment Companies, closed-end funds became eligible to file stickers under Rule 424 and were no longer permitted to use Rule 497, primarily to “avoid any confusion that might result if [closed-end] funds were permitted to file [stickers] under both rule 424 and rule 497” and align certain registrants’ ability to use Rule 424(b) with Rule 415(a)(1)(x).2 Despite this change in rule, the decades-old legal principles and standards underpinning a fund’s ability to use a sticker to publicly disclose pertinent information and changes to its registration statement have not been altered. In fact, in the release adopting the rule amendments requiring closed-end funds to file stickers under Rule 424, the SEC emphasized that “[u]nder the amendment to rule 424(f), an affected fund will be able to file any type of prospectus enumerated in rule 424(b) to update, or to include information omitted from, a prospectus.”3

Under these long-standing principles concerning the use of stickers, the SEC and its staff repeatedly have accepted and acknowledged the practice of disclosing changes to a registration statement by filing a sticker instead of a post-effective amendment to a registration statement. In a 1993 release proposing to amend the procedures by which mutual funds filed post-effective amendments, the SEC recognized stickering as “another method,” along with filing post-effective amendments, of preventing “prospectuses from becoming stale[.]”4 In the corresponding 1994 adopting release, the SEC noted that funds “would generally inform investors of a change in the portfolio manager by means of a ‘sticker’ to the fund’s prospectus.”5 According to the SEC, at the time such a sticker was filed, a post-effective amendment to the registration statement would not be necessary.6

[2]	See Final Rule: Offering Reform for Closed-End Investment Companies, Investment Company Act Release No. 33836 (Aug. 1, 2020).
[3]	See id. (emphasis added).
[4]	See Proposing Release: Post-Effective Amendments to Investment Company Registration Statements, Investment Company Act Release No. 18722, n.3 (Sep. 21, 1993).
[5]	See Final Rule: Post-Effective Amendments to Investment Company Registration Statements, Investment Company Act Release No. 20486, n.12 (Aug. 17, 1994).
[6]	See id.

Timothy Worthington, Esq.

Asen Parachkevov, Esq.

March 15, 2024

Even material changes may, in most circumstances, be disclosed and effectuated in supplements prior to filing a post-effective amendment or new registration statement that becomes effective before the material change occurs. The SEC acknowledged this in the 2002 release adopting Rule 35d-1 under the 1940 Act. In that release, the SEC said that “an investment company should update its prospectus to reflect an upcoming change in its 80% investment policy by means of an amendment to its registration statement or a prospectus supplement or ‘sticker’ no later than the time that it provides notice to its current shareholders of the change in policy.”7 As initially proposed, Rule 35d-1 required shareholders to approve any change to an investment company’s 80% investment policy. Thus, a fund changing its 80% policy was permitted to effectuate the change by filing a sticker instead of filing a post-effective registration statement that went effective prior to shareholder approval. In addition, in the release proposing Rule 415, the SEC stated that “[m]aterial changes that can be accurately and succinctly stated in a . . . sticker would continue to be permitted [under the proposed shelf-registration rule]” further indicating that such changes can be effectuated in a supplement.8

Notwithstanding the above, the Funds recognize that certain material changes that fundamentally alter the nature of an investment fund and its securities offering, may only be effectuated through disclosure in a registration statement or post-effective amendment that becomes effective prior to the implementation of such changes.9 For example, the SEC staff has stated that registrants may not “materially alter the nature of the fund contemplated in the last pre-effective amendment by merely filing a Rule 497(b) or (c) prospectus that makes those material changes.”10 The example the staff provided of a fundamental alteration to the nature of the fund is where a fund “designed to invest primarily in domestic equity securities . . . changes its investment objective and policies so that it becomes an emerging markets fund”.11 Item 34 (3)(a)(2) of Form N-2 requires a fund relying on Rule 415 under the 1933 Act to file a post-effective amendment to a registration statement to “reflect in the prospectus any facts or events . . . which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement” (emphasis added).

[7]	See Final Rule: Investment Company Names, Investment Company Act Release No. 24828, n.19 (July 31, 2002).
[8]	See Proposing Release: Delayed or Continuous Offering and Sale of Securities, Investment Company Act Release No. 11890 (Aug. 5, 1981).
[9]	See Guide 8 to Form N-2 (Nov. 20, 1992); SEC Division of Investment Management “Dear Registrant” letter, Feb. 3, 1995.
[10]	See SEC Division of Investment Management “Dear Registrant” letter, Feb. 3, 1995.
[11]	See id.

Timothy Worthington, Esq.

Asen Parachkevov, Esq.

March 15, 2024

The SEC has provided guidance on what constitutes a “fundamental change”:

[T]he term “fundamental” is intended to reflect current staff practice under which post-effective amendments are filed when major and substantial changes are made to information contained in the registration statement. Material changes that can be stated . . . in a sticker will continue to be permitted. While many variations in matters such as operating results, properties, business, product development, backlog, management and litigation ordinarily would not be fundamental, major changes in the issuer's operations, such as significant acquisitions or dispositions, would require the filing of a post-effective amendment. Also, any change in the business or operations of the registrant that would necessitate a restatement of the financial statements always would be reflected in a post-effective amendment.12

In the March 3, 1982 release, the SEC also stated its belief that “a detailed listing . . . of the situations in which post-effective amendments are appropriate [to disclose a fundamental change] would impair the flexibility of current practice [of using stickers to disclose most changes],” which it deemed valuable.13 Accordingly, what constitutes a fundamental change is a question of judgment by the registrant after considering the totality of the facts as to the materiality of the supplemented information. There is no bright line test.

With respect to the Funds’ investment adviser change as part of the Transaction, the Funds have made a reasoned determination that such change is not a fundamental change that would materially alter the nature of the Funds, and accordingly, the Funds believe this is a change that can be disclosed and effectuated in a supplement to the Funds’ registration statement. The Funds, in consultation with counsel, made this determination by applying a reasonableness standard with respect to the materiality of the supplemented information. As part of its analysis of whether the investment adviser change was a fundamental change, the Funds considered all relevant facts, including, but not limited to, the following:

•	The Funds’ sub-adviser, which will become their new investment adviser, already manages the entire portfolio of each Fund and has done so since each Fund’s inception.

•	The Funds’ prospectus and statement of additional information generally already contain the same information about the sub-adviser that will be disclosed when the sub-adviser becomes the Funds’ adviser.

•	The Funds’ investment objective, strategies, policies, restrictions and process will not change as a result of the Transaction.

•	The Funds’ portfolio managers will not change as a result of the Transaction.

•	The Funds’ fees and expenses, including management fees and fee waiver arrangements, will not change as a result of the Transaction.

[12]	See Final Rule: Adoption of Fund of Funds Investments, Securities Act Release No. 8713 (July 31, 2006), n. 102, (emphasis added), citing Final Rule – Adoption of Integrated Disclosure System, Securities Act Release No. 6383 (Mar. 3, 1982) at text accompanying fn. 79-81.
[13]	See id.

Timothy Worthington, Esq.

Asen Parachkevov, Esq.

March 15, 2024

•	The Funds’ board of trustees and officers will not change as a result of the Transaction.

•	The Funds’ governing documents (declaration of trust and by-laws) will not change as a result of the Transaction (except to reflect the change to the Funds’ names to remove the reference to their current adviser).

In addition to the primary considerations above, the Funds further took into account the following information when making its determination:

•	The anticipated change in the Funds’ investment adviser has already been publicly disclosed in multiple Fund filings with the SEC. Specifically, the Funds filed a supplement to their registration statement under Rule 424(b)(3) on January 31, 2024 to announce the Transaction, including the change in investment advisers and the upcoming availability of a proxy statement for shareholders to approve a new advisory agreement. In addition, the Funds disclosed the anticipated change of investment adviser pursuant to the Transaction in their Schedule TO tender offer filings on January 31, 2024 and February 28, 2024 and in their Definitive Proxy Statement filings on Schedule 14A on March 1, 2024.

•	The Funds currently do not have any shareholders besides the current adviser and its affiliates.

•	The Funds are not currently being offered for public sale formally or informally outside of the RIA’s clients participating in the Transaction, whose desire to invest its clients in the Funds is premised on the investment sub-adviser assuming the role of the investment adviser of the Funds.

For the reasons stated above, the Funds have determined that the Transaction is not a fundamental change that would materially alter the nature of the Funds, and accordingly, the Funds believe this is a change that can be disclosed and effectuated in a supplement to the Funds’ registration statement. As a result, the Funds plan on disclosing this change, once approved by shareholders, in a Rule 424B3 filing. As discussed with the Staff, the Funds will be registering new shares pursuant to Rule 415(a)(5) and (6) prior to the end of the month, and that filing will be made on Form N-2 pursuant to Rule 486(a), which will also disclose the investment adviser change and update the necessary disclosures.

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(b) whether details concerning how and whether new subscriptions of Fund shares will be used to satisfy redemptions pursuant to a tender offer should be disclosed in a post-effective amendment or registration statement filed pursuant to Rule 486(a) under the 1933 Act, that becomes effective prior to the closing of the Transaction, or whether such information may be disclosed in a supplement filed under Rule 424(b)(3) under the 1933 Act.

Response. The Funds believe their current registration statement disclosure complies with the requirements of Form N-2 and does not need to be amended or supplemented to disclose that new subscription money may be used to satisfy tender offer requests. Detailed information about how redemptions will be funded or how subscription money will be used is not required by Form N-2.14 Accordingly, the Funds do not believe such information could constitute a fundamental change that materially alters the nature of the fund such that it would be required to be disclosed in a registration statement or post-effective amendment prior to implementation.

[14]	Although Form N-2 requires disclosure of the Use of Proceeds of an offering (see Item 7 of Form N-2), the SEC’s historical and current focus on this item has been to ensure that a fund invested money in a timely manner (usually within three months and not later than six months) consistent with the fund’s stated investment objective. See Guide 1 to Form N-2 (Nov. 20, 1992); see also Response of Oaktree Diversified Income Fund, Inc. to Comment 29 of SEC Staff Comments, publicly available Dec. 3, 2021 (citing Guide 1 in SEC staff comment).

Timothy Worthington, Esq.

Asen Parachkevov, Esq.

March 15, 2024

Form N-2’s silence in mandating disclosure about how redemptions will be satisfied stands in contrast to other SEC forms and schedules. For example, Form N-1A requires disclosure of “the procedures for redeeming the [f]und’s shares” including “[t]he methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions.”15 In addition, Item 7 to Schedule TO, which governs issuer tender offers, requires disclosure of “the specific sources and total amount of funds or other consideration required to purchase the maximum amount of securities sought in the [tender] offer.”16

In light of Form N-2’s silence on how redemptions will be funded, disclosure of redemption methods like tender offers becomes a matter of disclosing their availability to shareholders and the risks attendant with such methods of redemption.17 The Funds’ registration statement disclosure provides investors the necessary information regarding the Funds’ tender offers by providing details about the availability of tender offers, procedures for participating in them, information about how tendering shareholders will be paid, and the risks to the Funds and their shareholders of tender offers, including the risks of liquidating portfolio holdings to satisfy redemptions, decrease in a fund’s assets, the possibility that the fund may need to borrow to finance repurchases and increased illiquidity in the portfolio. After identifying various risks of the Funds’ tender offers, the registration statement then states “[t]hese effects may be reduced or eliminated to the extent that new and existing [Fund] Shareholders make additional purchases of Shares from time to time.” This particular disclosure informs shareholders that the proceeds from new subscriptions may be used to satisfy redemptions in tender offers.

The Funds believe their registration statement disclosure is in line with industry practice and the common expectations of investors. In our view, the knowledgeable, accredited investors of the Funds fully expect the Funds to use cash on hand, including new subscription money, to facilitate fund repurchase offers, as opposed to incurring fees and expenses and possible unfavorable prices and tax consequences of liquidating the Funds’ highly illiquid assets.18 Further, we believe it would be inconsistent with the best interests of shareholders to sell off illiquid assets to fulfill the Funds’ repurchase offers only to repurchase the same or similar assets using the new subscription money (possibly at unfavorable prices and after incurring tax consequences from liquidating the same assets). Accordingly, the Funds’ current registration statement does not include an overly explicit discussion of the use of new subscription money to facilitate repurchase offers. This is because the Funds’ disclosure focuses on the methods of funding redemptions that give rise to material risks to shareholders, consistent with Guide 2 to Form N-2, and the Funds do not believe there is a material risk associated with paying redemptions with cash on hand. However, as noted above, the Funds’ current registration statement does inform shareholders that the Fund may use new subscription money to satisfy redemptions in tender offers. In our view, no additional disclosure on this practice is required to be added to the Funds’ registration statement.

[15]	See Item 11(c) generally, and Item 11(c)(8) in particular, of Form N-1A.
[16]	Cf. Item 1007(a) of Regulation M-A.
[17]	See Guide 2 to Form N-2 (Nov. 20, 1992) (instructing registrants to disclose the risks related to funding redemptions).
[18]	Per SEC staff guidance, all investors in the Funds are required to be accredited investors.

Timothy Worthington, Esq.

Asen Parachkevov, Esq.

March 15, 2024

As discussed in response to Comment 1(a), the Funds have already publicly disclosed in filings with the SEC that, and directly to the RIA making the decision to invest as part of the Transaction that, with respect to the Transaction, new subscription money will be used to satisfy redemptions of the Funds’ adviser and its affiliates pursuant to the tender offer. First, the tender offer documents filed by the Funds state that subscriptions from new investors associated with the Transaction will be used to satisfy redemptions in the tender offer. Second, the Funds’ definitive proxy statement plainly states that “[t]he Funds expect that the cash needed to satisfy the repurchase of the tendered shares will be provided by a combination of new subscriptions for shares of the Funds by clients of an unaffiliated investment adviser and by [the sub-adviser].” Third, not only has the RIA that will be purchasing shares of the Auction Fund on behalf of their clients as part of the Transaction been informed about how subscription money will be used, their desire and willingness to participate in the Transaction is conditioned on using subscription money to tender out the Funds’ adviser and its affiliated entities. Such use is consistent with the RIA’s expectations and desire to invest in the Auction Fund with the sub-adviser taking over as the investment adviser of the Auction Fund and to allow their clients to gain exposure to the Auction Fund’s current portfolio without the transaction costs discussed in the preceding paragraph. Further, the Funds are not currently being offered for public sale formally or informally outside of the RIA’s clients participating in the Transaction. As a result, all current or prospective investors who may be affected by the Transaction have been informed directly or via their RIA as to the use of subscription money in connection with the Transaction and such use is consistent with the expectations of all parties involved.

Notwithstanding the foregoing, the Funds are considering supplementing their registration statements to add disclosure informing investors that new subscriptions from investors purchasing Fund shares in connection with the Transaction will be used to satisfy the Funds’ tender offer. However, for the reasons stated above, the Funds do not believe such disclosure could constitute a fundamental change that materially alters the nature of the fund such that it would be required to be disclosed in a registration statement or post-effective amendment prior to implementation.

Timothy Worthington, Esq.

Asen Parachkevov, Esq.

March 15, 2024

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber
Sean Graber